Draganfly Inc.

Annual General of Shareholders held on June 18, 2026 at Suite 2700, 1133 Melville Street, Vancouver, British Columbia, Canada

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations*

The following sets forth a brief description of each matter which was voted upon at the Annual General Meeting of shareholders of Draganfly Inc. ("**Draganfly**") held on June 18, 2026 (the "**Meeting**") and the outcome of the vote:

Matter No.	Description of Matter	Outcome of Vote	Votes For	Votes Against	Votes Withheld	Percentage For
1.	Fix the number of directors to be elected at the Meeting at seven (7).	Resolution approved	15,392,385.24	554,556.71	N/A	96.52%
2.	To elect the following nominees to serve as directors of Draganfly for the ensuing year, or until their successors are duly elected or appointed, subject to the provisions of the *Business Corporations Act* (British Columbia) and Articles of Draganfly:					
	Cameron Chell	Elected	3,086,918.58	N/A	1,010,368.37	75.34%
	Kim G.C. Moody	Elected	3,859,788.08	N/A	237,498.87	94.20%
	Thomas Modly	Elected	3,860,937.20	N/A	236,349.75	94.23%
	Tim Dunnigan	Elected	3,697,384.56	N/A	399,902.39	90.24%
	Christopher Miller	Elected	3,863,467.24	N/A	233,819.71	94.29%
	Denis Silva	Elected	3,789,536.76	N/A	307,750.19	92.49%
	Paul Dadwal	Elected	3,854,949.94	N/A	242,337.01	94.09%
3.	To approve the appointment of DMCL LLP, Chartered Professional Accountants, as auditors of Draganfly to hold office until the next annual meeting or until their successors are appointed and to authorize the board of directors to fix their remuneration as such.	Resolution approved	15,641,793.18	N/A	305,158.77	98.09%

Matter No.	Description of Matter	Outcome of Vote	Votes For	Votes Against	Votes Withheld	Percentage For
4.	To approve a resolution ratifying, confirming and approving Draganfly's share compensation plan with certain amendments, as such resolution is set forth in the management information circular for the Meeting.	Resolution approved	2,760,357.84	1,336,929.11	N/A	67.37%

Dated this 19th day of June, 2026.

DRAGANFLY INC.

Per: (signed) "*Paul Sun*"
Paul Sun
Chief Financial Officer